Exhibit 99.3

Dated as of January 1, 2021

BELL CANADA

and

BCE INC.

and

CIBC MELLON TRUST COMPANY-

COMPAGNIE TRUST CIBC MELLON

Trustee

FIFTY-EIGHTH SUPPLEMENTAL

TRUST INDENTURE

THIS FIFTY-EIGHTH SUPPLEMENTAL TRUST INDENTURE made as of January 1, 2021

BETWEEN	BELL CANADA, a corporation incorporated under the laws of Canada, herein called the “Corporation”

– and –

BCE INC., a corporation incorporated under the laws of Canada, herein called the “Guarantor”

– and –

CIBC MELLON TRUST COMPANY / COMPAGNIE TRUST CIBC MELLON, a corporation governed by the Trust and Loan Companies Act (Canada), herein called the “Trustee”

WHEREAS the Corporation currently has debentures, Series EG, EH, EJ, EO, EU and EZ issued and outstanding pursuant to a trust indenture between Bell Canada and the Trustee dated as of July 1, 1976, as from time to time supplemented, modified or changed (the “Original Trust Indenture”);

AND WHEREAS by a Fifty-Third Supplemental Indenture to the Original Trust Indenture dated February 1, 2007, the Guarantor provided a guarantee of Bell Canada’s payment obligations under the Original Trust Indenture;

AND WHEREAS effective January 1, 2021, Bell Canada amalgamated with its direct and indirect wholly-owned subsidiaries Télé-Int-Tel Inc., Vidéoptique Inc., 9147250 Canada Inc., Groupe Maskatel GP Inc. and Groupe Maskatel Acquisition Inc. pursuant to the provisions of the Canada Business Corporations Act, with the result that the Corporation, as the amalgamated entity, became Bell Canada’s successor;

AND WHEREAS pursuant to the provisions of the Original Trust Indenture and, in particular, of sections 8.01 and 10.01(d) thereof, it is desirable that the Corporation enter into and execute this Fifty-Eighth Supplemental Trust Indenture in favour of the Trustee to confirm the obligations of the Corporation.

NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

ARTICLE 1

Interpretation

SECTION 1.01.    Part of Original Trust Indenture. The Original Trust Indenture is a part of this Fifty-Eighth Supplemental Trust Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Fifty-Eighth Supplemental Trust Indenture, unless there is something in the subject or context inconsistent therewith, the expressions herein contained shall have the same meaning as corresponding expression in the Original Trust Indenture. All the provisions of the Original Trust Indenture, except only so far as the same may be inconsistent with the express provisions of this Fifty-Eighth Supplemental Trust Indenture, shall apply to and have effect in connection with this Fifty-Eighth Supplemental Trust Indenture.

Solely for purposes of the incorporation by reference herein of the Original Trust Indenture (i) the word “Company” defined in Section 1.01 of the Original Trust Indenture shall be replaced by the word “Corporation” and (ii) whenever the word “Company” appears in the Original Trust Indenture, it shall be read as a reference to the word “Corporation’’.

ARTICLE 2

Covenants of the Corporation

SECTION 2.01.    Confirmation of Covenants. The Corporation hereby expressly covenants:

(1)    To pay punctually when due the principal moneys, premium, if any, interest and other moneys payable under the Original Trust Indenture;

(2)    To perform and observe punctually all the obligations of Bell Canada under the Original Trust Indenture and under and in respect of all outstanding Debentures; and

(3)    To observe and perform each and every covenant, stipulation, promise, undertaking, condition and agreement of Bell Canada contained in the Original Trust Indenture as fully and completely as if it had itself executed the Original Trust Indenture as Party of the First Part to the Original Trust Indenture and had expressly agreed therein to observe and perform the same.

ARTICLE 3

Guarantee

SECTION 3.01.    Confirmation of Guarantee. The Guarantor agrees that the Guarantee provided by the Guarantor pursuant to the Fifty-Third Supplemental Indenture to the Original Trust Indenture:

(1)    Remains enforceable against it in accordance with its terms; and

(2)    Continues to guarantee the full and timely payment when due, whether at stated maturity, by required payment, acceleration, declaration, demand or otherwise of all of the Guaranteed Obligations.

ARTICLE 4

Execution

SECTION 4.01.    Counterparts. This Fifty-Eighth Supplemental Trust Indenture may be executed in several counterparts, including by facsimile signature or portable document format (PDF), each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have duly executed these presents as of the date first written above.

BELL CANADA

By:	(Signed) Curtis Millen
Curtis Millen
Senior Vice-President, Corporate Strategy
and Treasurer

BCE INC.

By:	(Signed) Curtis Millen
Curtis Millen
Senior Vice-President, Corporate Strategy
and Treasurer

CIBC MELLON TRUST COMPANY –
COMPAGNIE TRUST CIBC MELLON, as
Trustee

By:	(Signed) Bhawna Dhayal
Bhawna Dhayal
Vice-President

[Signature page – Fifty-Eighth Supplemental Trust Indenture]